                                                                    EXHIBIT 12.1


                        U.S. RESTAURANT PROPERTIES, INC.
   RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                             (DOLLARS IN THOUSANDS)



                                                THREE MONTHS ENDED             NINE MONTHS ENDED
                                            -------------------------      -------------------------
                                            9/30/1999       9/30/1998      9/30/1999       9/30/1998
                                            ----------     ----------      ----------     ----------
Net Income                                  $    5,022     $     (653)     $   11,225     $    8,612

Fixed Charges:
   Interest Expense                              7,756          4,536          21,896         11,668
   Capitalized Interest                            311             --           1,044             --
   Preferred Dividend Requirements               1,776          1,776           5,327          5,327
                                            ----------     ----------      ----------     ----------
Total Fixed Charges and Preferred Stock
   Dividends                                     9,843          6,312          28,267         16,995

Less Preferred Stock Dividend
Requirements                                     1,776          1,776           5,327          5,327
                                            ----------     ----------      ----------     ----------
Earnings                                    $   13,089     $    3,883      $   34,165     $   20,280
                                            ==========     ==========      ==========     ==========

Ratio of Earnings to Fixed Charges                1.62x(1)        .86x(2)        1.49x(1)       1.74x(2)
Ratio of Earnings to Combined
   Fixed Charges and Preferred
   Stock Dividends                                1.33x(1)        .62x(2)        1.21x(1)       1.19x(2)





         (1) During the three and nine month period ended September 30, 1999, the Company recorded a non-cash (credit) or charge of $(1,014) and $3,628, respectively, relating to contingent OP units accrued according to the 1997 termination of the management contract. Excluding the effects of this charge, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends would have been 1.50x and 1.23x, respectively for the three months ended September 30, 1999 and 1.65x and 1.34x, respectively for the nine months ended September 30, 1999.

         (2) For the three months ended September 30, 1998, the Company's earnings were inadequate to cover fixed charges by $653 and combined fixed charges and preferred stock dividends by $2,429. During the three and nine month period ended September 30, 1998, the Company recorded a non-cash charge of $4,991 relating to contingent OP units accrued according to the 1997 termination of the management contract. Excluding the effects of this charge, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends would have been 1.96x and 1.41x, respectively for the three months ended September 30, 1998, and 2.17x and 1.49x for the nine months ended September 30, 1998.